BPS

SECURITI 05037312 ISSION

FY 3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 213 PROCESSING SECTION

SEC File Number
8-50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2004** and ending **December 31, 2004**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Loop Capital Markets, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
200 West Jackson Blvd., Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Albert R. Grace, Jr. (312) 913-4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

PS 3/14/05

OATH OR AFFIRMATION

I, **Albert R. Grace, Jr.,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets, LLC as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Albert R. Grace
Signature

President
Title

Wanda D. White
Notary Public

OFFICIAL SEAL
WANDA D. WHITE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-12-2005

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [X] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

LOOP CAPITAL MARKETS, LLC

Chicago, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2004 and 2003

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

LOOP CAPITAL MARKETS, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Members of
Loop Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Loop Capital Markets, LLC as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. The statement of financial condition as of December 31, 2003 was audited by Kupferberg, Goldberg & Neimark, LLC, whose report dated February 6, 2004 expressed an unqualified opinion on the statement of financial condition. On August 2, 2004, Virchow, Krause and Company, LLP acquired certain assets and assumed certain liabilities of Kupferberg, Goldberg & Neimark, LLC.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
February 8, 2005

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

THIS PAGE INTENTIONALLY LEFT BLANK

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Obligations under capital lease	$ 149,486	$ 139,724
Deferred rent	91,364	53,919
Accounts payable	539,675	490,226
Accrued expenses	871,329	2,156,320
Accrued income taxes	-	31,257
Accrued underwriting costs	351,226	-
Due to clearing broker	-	276,891
Total Current Liabilities	2,003,080	3,148,337
LONG-TERM LIABILITIES		
Obligations under capital lease	330,701	474,921
Accrued underwriting costs	-	351,226
Total Long-Term Liabilities	330,701	826,147
Total Liabilities	2,333,781	3,974,484
SUBORDINATED BORROWINGS	2,500,000	900,000
MEMBERS' EQUITY	3,816,949	4,538,138
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 8,650,730	$ 9,412,622

See notes to statements of financial condition.

NOTE 1 - Nature of Operations

Effective May 6, 2004, Loop Capital Markets, LLC (the "Company"), previously an Illinois Limited Liability Company, was reorganized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are generally allocated in accordance with the respective members' ownership interests.

The Company is an introducing broker and dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). All customer transactions are executed and cleared through another registered broker on a fully disclosed basis.

The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities and, accordingly, is exempt from the provision of Rule 15c3-3 of the SEC.

The Company provides municipal, taxable fixed income and equity securities, underwriting services, financial advisory, equity and fixed income research, and trading execution for institutional customers.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The carrying amount of such equivalents approximates their fair value due to the short-term nature of these instruments.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are carried at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue Recognition

Equity and fixed income commissions are recorded on a trade-date basis. Underwriting commissions are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed. Financial advisory fees and interest income are recorded when earned.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Furniture and Equipment

Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets as follows:

Equipment held under capital lease	5-7 years
Equipment	5-7 years
Furniture and fixtures	7 years

Depreciation and amortization expense was $308,619 and $150,819 for the years ended December 31, 2004 and 2003, respectively.

Assets Held Under Capital Lease

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets and is included with depreciation expense.

Deferred Rent

In accordance with Statement of Financial Accounting Standards No. 13, *Accounting For Leases*, rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement. As a result, recorded rent expense exceeded actual lease payments for the years ended December 31, 2004 and 2003 by $91,364 and $53,919, respectively.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The Company is liable for state replacement taxes and certain state income taxes. Accordingly, the financial statements include a state tax provision.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassification had no effect on reported income.

NOTE 3 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company clears certain proprietary and customer transactions through another broker-dealer (clearing broker) on a fully disclosed basis. At December 31, 2004 and 2003, the Company had current net receivables from the clearing broker in the amounts of $1,533,612 and $277,491, respectively.

During 2003, the Company was the lead underwriter for general obligation refunding bonds that were scheduled to settle during January 2005. At December 31, 2003, all of the bonds were sold. Accordingly, the Company recorded a long-term receivable for the underwriters' discount of $641,231, as of December 31, 2003, which was collected on the bond settlement date of January 5, 2005. In addition, the Company accrued liabilities of $351,226 for legal, underwriting fees, net of various underwriting expenses incurred, and other expenses that were paid on the bond settlement date to the co-underwriters of the general obligation refunding bond and various third parties. The receivable for the underwriters' discount and the accrued liabilities are classified as current as of December 31, 2004.

NOTE 4 - Senior Revolving Line-of-Credit

On December 11, 2000, the Company entered into a $25,000,000 senior revolving line-of-credit agreement with Harris Trust and Savings Bank (Harris Bank). On November 19, 2002, the available line-of-credit was increased to $75,000,000 (Existing Note). The terms of the agreement state that the note shall bear interest at a rate agreed upon by the Company and Harris Bank from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement. As of December 31, 2004 and 2003, the Company had no outstanding advances under this revolving line-of-credit agreement.

On February 20, 2004, Harris Bank and the Company executed a $100,000,000 (Replacement Note) demand promissory master note that was issued in substitution and replacement of the Existing Note. All the terms, conditions, and provisions of the Existing Note remain in full force and effect for the Replacement Note.

During 2002, and through April 30, 2003, the Company had a $15,000,000 senior revolving line-of-credit agreement with The Northern Trust Company. The agreement expired on April 30, 2003. It is the Company's understanding that The Northern Trust Company has a participation arrangement in the $100,000,000 Replacement Note described above.

During 2004 and 2003, the Company had no outstanding advances under the senior revolving line-of-credit agreement.

NOTE 5 - Subordinated Revolving Line-of-Credit

On August 21, 2001, the Company entered into a $2,500,000 subordinated revolving line-of-credit agreement with Harris Bank. The terms of the agreement state that the note shall bear interest equal to the lessor of the prime rate plus 2.25% or at an adjusted London InterBank Offered Rate (LIBOR), as defined in the agreement, plus 5.25%. The prime rate was 5.00% and 4.00% at December 31, 2004 and 2003, respectively and the three month LIBOR was 1.1519% and 1.1519% at December 31, 2004 and 2003, respectively. The agreement initially matured on September 30, 2002 and has been amended for additional periods. As amended, the revolving line-of-credit matures on April 1, 2005. Under the terms of the agreement, the Company is subject to certain restrictive covenants, including minimum capital requirements, capital withdrawals, and maximum aggregate indebtedness.

On September 4, 2001, and as amended on January 20, 2004, the Company obtained NASD approval that the borrowings under this agreement are available as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

The Company had outstanding advances under this line-of-credit of $2,500,000 and $900,000 as of December 31, 2004 and 2003, respectively.

NOTE 6 - Capital Leases

For the years ended December 31, 2004 and 2003, the Company acquired equipment in the amount of $6,300 and $608,727, respectively, under capital lease agreements.

Future minimum lease payments due under capital lease obligations subsequent to December 31, 2004 are as follows:

Year	Amount
2005	$ 183,927
2006	161,956
2007	108,209
2008	92,575
Total minimum lease payments	546,667
Less: amount representing interest	(66,480)
Present value of minimum lease payments	480,187
Less: current portion	(149,486)
Long-term portion	$ 330,701

NOTE 7 - Employee Benefit Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the years ended December 31, 2004 and 2003.

NOTE 8 - Due from Related Parties

During 2004, the Company made non-interest bearing advances to related parties in the amount of $6,364. Due from related parties as of December 31, 2004 and 2003 were $103,525 and $97,161, respectively.

NOTE 9 - Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating leases that expire during various times through January 31, 2014. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which due to the short term nature of the lease are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2004 for each of the next five years and in the aggregate are:

Year	Amount
2005	$ 498,636
2006	520,092
2007	526,704
2008	533,484
2009	553,956
Thereafter	1,808,333
Total	$4,441,205

Rent expense, including deferred rent, was $877,608 and $804,165 for the years ended December 31, 2004 and 2003.

NOTE 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

The Company's cash is primarily held by one major financial institution. Deposits held with this institution exceed the amount of federal insurance provided for such deposits. These deposits may be redeemed upon demand.

NOTE 11 - Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

NOTE 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the capital rules of the NASD, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2004 and 2003, the Company had adjusted net capital of $3,749,193 and $2,733,347, respectively, which was $3,499,193 and $2,483,347, respectively, in excess of its required net capital of $250,000. The Company's ratios of aggregate indebtedness to net capital were 0.53 to 1, and 1.35 to 1, respectively.

NOTE 13 - Regulatory Inquiries

The Company has been informed by both the Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) that they have commenced examinations of the Compnay's political contribution practices and use of consultants under Municipal Securities Rulemaking Board Rules G-37 and G-38. The Company has been cooperating with the examinations and intends to fully cooperate with both the SEC and the NASD. The Company has not been sanctioned in connection with this matter, and it is not possible at this time to predict the likelihood of imposition of penalties or the amount of penalties.